SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

15/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CHANGE OF COMPANY SECRETARY

Prudential plc (the “Company”) announces that Adrian de Souza has been appointed to succeed Tom Clarkson as Company Secretary of the Company with effect from 9 October 2026.

Adrian is a solicitor qualified in England and Wales with over 30 years’ experience in legal, governance and company secretarial roles across major listed companies and financial institutions, including most recently as Group Company Secretary of Standard Chartered plc.

Media		Investors/Analysts
Simon Kutner	+44 7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 20 3977 9215
		Ming Hau	+44 20 3977 9293
		Bosco Cheung	+852 2918 5499
		Tianjiao Yu	+852 2918 5487

About Prudential

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 October 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Depty Group Secretary